EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 4, 2009
Fixed charges:
Interest expense	$83
Estimated interest portion of rents	9
Total fixed charges	$92

Income:
Income from continuing operations before income taxes	$41
Fixed charges	92
Adjusted income	$133

Ratio of income to fixed charges	1.45